SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 7, 2009

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 7, 2009, OJSC Rostelecom (the “Company”) filed “Reports on Material Information” (the “Material Info Reports”) with the Russian Federal Finance Markets Service (“FFMS”) as required by the Russian Federation’s securities legislation.

The requirements for the contents of the Material Info Reports and criteria for the information to be disclosed in the Material Info Reports are set by the laws and regulations of the Russian Federation and, in particular, the requirements of the FFMS. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Info Reports have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Info Reports, contact Pavel A. Nezhutin, Corporate Secretary, by phone at +7 499 973 9940, by facsimile at +7 499 973 1055 or by e-mail at pnezhutin@rt.ru.

The copies of the Material Info Reports are attached hereto as Exhibit 99.1. and Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009	By:	/signed/ Konstantin Yu. Solodukhin
	Name:	Konstantin Yu. Solodukhin
	Title:	General Director

EXHIBIT INDEX

The following exhibits have been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.1.	English translation of the Material Info Report — “Removal of Issuer’s securities from quotation list A1” filed with the FFMS on May 7, 2009.
99.2.	English translation of the Material Info Report — “Admission of Issuer’s securities for trading without listing procedure” filed with the FFMS on May 7, 2009.